SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction
DSIT Solutions Ltd.	Israel
Glen & Valley Systems Ltd.	Israel
DSIT Sonar and Acoustics Ltd.	Israel
GridSense Pty. Ltd.	New South Wales, Australia
CHK GridSense Pty. Ltd.	New South Wales, Australia
GridSense Inc.	Colorado
US Sensor Systems Inc.	Delaware
OMX Holdings, Inc.	Georgia
OmniMetrix, LLC	Georgia